Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "ELYS GAME TECHNOLOGY,

CORP.", CHANGING ITS NAME FROM "ELYS GAME TECHNOLOGY, CORP." TO

"ELYS BMG GROUP, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY

OF JANUARY, A.D. 2024, AT 5 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

2938006 8100

SR# 20240037706

Authentication: 202528566

Date: 01-04-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the corporation is Elys Game Technology, Corp. _____ .

2.   The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered FIRST _____ so that, as amended, said Article shall be and read as follows:

The name of the corporation is Elys BMG Group, Inc.

3.   That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: /s/ Michle Ciavarella
_____
Authorized Officer

Name: Michele Ciavarella
_____
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:00 PM 01/04/2024
FILED 05:00 PM 01/04/2024
SR 20240037706 - File Number 2938006